04019779

[illegible]TATES
[illegible]ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED~~ REPORT
~~FORM X-17A-5 PART III~~

SEC FILE NUMBER
8- 40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-03 (MM/DD/YY) AND ENDING 06-30-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Financial Associates, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30240 Rancho Viejo Road Suite A
(No. and Street)

San Juan Capistrano (City) CA (State) 92675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mann 949 493-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mallory + McGinnis
(Name – *if individual, state last, first, middle name*)

16541 Gothard St. Ste. 111 (Address) Huntington Beach (City), CA (State) 92647 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Financial Associates, Inc, as of July 22, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

7/22/04 - President

Title

Notary Public

RAYMOND J. HEWITT
COMM. #1460583
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXPIRES JAN. 6, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC FINANCIAL ASSOCIATES, INC.

Financial Report

June 30, 2004

CONTENTS

To the Stockholders
Pacific Financial Associates, Inc.
San Juan Capistrano, California

We have audited the accompanying balance sheet of Pacific Financial Associates, Inc. as of June 30, 2004 and the related statements of income, retained earning, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Pacific Financial Associates, Inc. as of June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Mallory & McGinnis

Mallory & McGinnis, CPA's

August 11, 2004

PACIFIC FINANCIAL ASSOCIATES, INC.
Balance Sheet
June 30, 2004

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents (Note 1)	$ 20,484
Commission Receivable	2,099
Total Current Assets	22,583
PROPERTY AND EQUIPMENT (Note 1)	
Auto	44,192
Equipment	69,874
Furniture and Fixture	15,078
Leasehold Improvements	40,000
Total Cost	169,144
Less Accumulated Depreciation	(123,512)
Property and Equipment, Net	45,632
OTHER ASSETS:	
Investments	3,300
TOTAL ASSETS	$ 71,515

The notes to Financial Statements are an integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Balance Sheet
June 30, 2004

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable	$ 694
Commissions Payable	1,889
Interest Payable	3,000
Note Payable - Stockholder (Subordinated) (Note 3)	30,000
Total Current Liabilities	35,583
STOCKHOLDER'S EQUITY:	
Common Stock, no par value, authorized 100,000 shares; issued and outstanding 51,000 shares	2,000
Retained Earnings	33,932
Total Stockholder's Equity	35,932
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 71,515

The notes to Financial Statements are an integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Statement of Income
Year Ended June 30, 2004

Income	$ 641,988
Cost of Income	184,800
Gross Profit	457,188
Operating, General and Administrative Expenses	458,793
Operating Loss	(1,605)
Other Income (Expense)	
Dividend Income	442
Interest Income	2
Interest Expense	(3,022)
Total Other Income (Expense)	(2,578)
Loss before Provision for Income Taxes	(4,183)
Income Taxes (Note 2)	800
Net Loss	$ (4983)

The notes to Financial Statements are an integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Statement of Retained Earnings
Year Ended June 30, 2004

RETAINED EARNINGS	
Balance, beginning	$ 38,915
Net Loss	(49,83)
Balance, ending	$ 33,932

The notes to Financial Statements are an
integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of Creditors
Year Ended June 30, 2004

Note Payable-Stockholder (Subordinated)	
Balance, beginning	$ 30,000
Additions	0
Deletions	0
Balance, ending	$ 30,000

The notes to Financial Statements are an integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Statement of Cash Flows
Year Ended June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (4,983)
Adjustments to reconcile net loss to net cash provided by (used in) operatig activities	
Depreciation	4,736
Change in assets and liabilities:	
Decrease in commissions receivable	156
Decrease in prepaid expenses	203
Decrease in accounts payable	(237)
Decrease in commissions payable	(140)
Increase in interest payable	3,000
Net cash provided by operating activities	2,735
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(1,100)
Net increase in cash	1,635
Cash at beginning of year	18,849
Cash at end of year	$ 20,484
Supplemental Disclosures of Cash Flows	
Cash payments for interest	$ 22
Cash payments for income taxes	$ 800

The notes to Financial Statements are an integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Notes to Financial Statements
June 30, 2004

Note 1: **Summary of Significant Accounting Policies**

Organization
The Company was incorporated on September 24, 1984 pursuant to the laws of California to engage in the practice of investment consulting.

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. For income tax reporting purposes, the Company uses the cash basis method of accounting, where-by income is recognized when received and expenses are recognized when paid.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers investment money market accounts available on demand to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation is determined using the methods prescribed by the Internal Revenue Code, which prescribes rates and periods for various categories of assets. Use of these methods approximates amounts determined by generally accepted accounting principles.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

When the property is disposed of the related costs and accumulated depreciation are removed from their respective accounts and profit or loss is recognized currently.

PACIFIC FINANCIAL ASSOCIATES, INC.
Notes to Financial Statements
June 30, 2004

Note 2. **Income Taxes**

Income Taxes consists of the following amount:

State	$ 800

For federal tax purposes the Company has a net operating loss carryforward of $11,135 to offset future taxable income. The state carryforward is currently suspended.

No deferred tax entry has been made for permanent or temporary differences that exist due to the immateriality of such amounts.

Note 3. **Note payable - Stockholder**

Interest at 10%, per annum principal and interest due February 28, 2005. The entire $30,000 has been designated as a subordinated loan per National Association of Security Dealers, Inc. guidelines.	$ 30,000

Note 4. **Operating Leases**

The Company has entered into a non-cancelable agreement to lease its office space from a company owned by the sole stockholder of Pacific Financial Associates, Inc. The Lease expires on February 28, 2009. The total minimum net rental commitments at June 30, 2004 under the lease are as follows:

Year Ended June 30	Minimum Amounts
2005	$ 84,000
2006	84,000
2007	84.000
2008	84,000
2009	56,000
Total minimum payments required	$ 392,000

Rental expense was $84,000 for 2004

Note 5. **Profit Sharing Plan**

The Company has a profit sharing plan for the benefit of its employees. Contributions to the Plan are dependent upon the profitability of the Company and are made at the discretion of the Company's Board of Directors. The profit sharing contribution for the year ended June 30, 2004 was $15,000.

Note 6. **Line of Credit**

The Company has a line of credit agreement with Union Bank of California. The available credit amount is $50,000. Interest is payable on amounts borrowed at 1.75% above the prime interest rate.

Note 7. **Net Capital Requirements**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1.

The Company's ratio at June 30, 2004 was .33 to 1.00. The basic concept of the rule is liquidity. Its object being to require a broker/dealer to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2004 the Company had net capital of $16,998, which was $11,998 in excess of the amount required.

Note 8. **Reserve Requirements for Brokers and Dealers**

The Company is exempt from provisions of Rule 15c3-3 (per paragraph k (2) (ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of customer funds or securities. Because of such exemption, the Company is not required to prepare a determination of Reserve Requirements for Brokers and Dealers.

To the Stockholders
Pacific Financial Associates, Inc.
San Juan Capistrano, California

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of income detail, computation of net capital, computation for determination of reserve requirements, and information relating to the possession or control requirements as shown on pages 13 to 18 are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in, our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mallory & McGinnis

MALLORY & MCGINNIS, CPA's

August 11, 2004

STATEMENT OF INCOME DETAIL
Year Ended June 30, 2004

INCOME:

Annuities	$ 253,714
Mutual Funds	354,411
Insurance	11,673
A.P.S.C. Insurance	563
A.P.S.C. Securities	13,838
Commissions Receivable	2,099
Miscellaneous	5,690
Total Income	$ 641,988

COST OF INCOME:

Commissions paid to Brokers	$ 182,911
Commissions payable to Brokers	1,889
Total Cost of Income	$ 184,800

STATEMENT OF INCOME DETAIL
Year Ended June 30, 2004

OPERATING EXPENSES:	
Officer Salary	$ 270,000
Payroll Taxes	9,492
Total Operating Expenses	279,492
GENERAL AND ADMINISTRATIVE EXPENSES:	
Accounting & Legal	4,199
Advertising	197
Automobile	11,320
Bank Charges	1,288
Broker/Dealer	8,602
Cleaning	4,765
Computer	2,972
Delivery & Postage	4,465
Depreciation	4,736
Dues & Subscriptions	1,782
Education & Seminars	3,607
Insurance	2,851
Laundry	71
Licenses	3,792
Meals & Entertainment	8,444
Office	2,414
Profit Sharing	15,000
Property Taxes	23
Promotion	179
Rent	84,000
Supplies	942
Telephone	1,930
Travel	9,079
Utilities	2,643
Total General and Administrative Expenses	179,301
Total Operating, General and Administrative Expenses	$ 458,793

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
UNDER THE SECURITIES ACT OF 1934
JUNE 30, 2004

	Amounts from Audited Financial Statements	Amounts from Unaudited filings with Regulatory Agencies	Difference Increase (Decrease)
Total Capital and allowable credits:			
Total stockholder's equity from balance sheet	$ 35,932	$ 43,826	$ (7,894)
Plus: Subordinated note (Note 3)	30,000	30,000	0
Total Additions	30,000	30,000	0
Deductions and/or changes:			
Property and equipment, net	45,632	45,852	220
Investment	3,300	3,300	0
Total deductions	48,932	49,152	220
Net Capital before charges on trading securities position	17,000	24,674	(7,674)
Necessary charges on trading securities position:			
Securities discounts	2	0	(2)
Total necessary charges on trading securities position	2	0	(2)
Net Capital	$ 16,998	$ 24674	$ (7,676)

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
UNDER THE SECURITIES ACT OF 1934
JUNE 30, 2004

	Amounts from Audited Financial Statements	Amounts from Unaudited filings with Regulatory Agencies	Difference Increase (Decrease)
Minimum Net Capital under the Securities and Exchange Act:			
Total aggregate indebtedness included in the balance sheet, less liabilities collateralized by assets used in the ordinary course of business	$ 5,583	$ 2,002	$ 3,581
Ratio of aggregate indebtedness to net capital	.33	.08	.25
Minimum net capital required	$ 5,000	5,000	0

NOTE: The difference between the audited capital computation and the Company's corresponding unaudited Form X-17A-5, Part IIA, dated June 30, 2004 is due to adjustments made subsequent to the filing of Form X-17A-5, Part IIA, in preparation for and as a result of the Company's annual audit, and the adjustments required to convert the records from a modified cash basis to an accrual basis financial statement.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
JUNE 30, 2004

The Company is exempt from Rule 15c3-3 under the exemptive provisions of (k) (2) (ii) and, therefore, has no reserve requirements since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The customers transmit all funds and securities directly to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2004

The Company is exempt from Rule 15c3-3 under the exemptive provisions of (k) (2) (ii) and, therefore, has no possession or control requirements.

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Pacific Financial Associates, Inc.

We have audited the financial statements of Pacific Financial Associates, Inc. for the year ended June 30, 2004, and have issued our report thereon dated August 11, 2004. As part of our examination, we made a study and an evaluation of the company's system of internal controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The limited purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Pacific financial Associates, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal controls of Pacific Financial Associates, Inc. taken as a whole. However, our study and evaluation disclosed the following condition that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Pacific Financial Associates, Inc. may occur and not be detected within a timely period. The Company lacks a segregation of duties in relationship to the policies and procedures for internal controls.. These conditions were considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the June 30, 2004 financial statements dated August 11, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Mallory & McGinnis

Mallory & McGinnis
Certified Public Accountants

August 11, 2004